Breakwater Resources Ltd.

2004 Second Quarter Interim Report

Management's Discussion and Analysis of Financial Conditions and Results of Operations



Significantly higher earnings quarter over quarter and deal closes on Boliden Westmin (Canada) Ltd.

The following discussion of the financial condition and results of operations of Breakwater Resources Ltd. ("Breakwater" or the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the second quarter and six months ended June 30, 2004, and should be read in conjunction with the Company's MD&A included in the 2003 Annual Report.

Overview

The Company realized significantly higher net earnings of $4.4 million during the second quarter of 2004 compared with a net loss in the same period of 2003 of $1.1 million, before the one time gain of $10.3 million on the sale of the Lapa Properties in June of 2003. For the first six months of 2004 the Company realized net earnings of $6.6 million compared with a net loss of $2.6 million in the same period of 2003 before the gain on the sale of the Lapa Properties. The second quarter and six months of 2003 net losses included foreign exchange gains on the U.S. dollar denominated debt of $4.7 million and $9.8 million respectively.

The Company realized an average zinc price of US$1,006 per tonne in the second quarter of 2004 compared with average prices of US$1,058 in the first quarter of 2004 and US$785, US$768, US$810 and US$859 in the first, second, third and fourth quarters of 2003 respectively.

The total cash costs per pound of payable zinc were US$0.30 for the second quarter of 2004 (US$0.32 in 2003) and US$0.32 for the first six months of 2004 (US$0.32 in 2003). The average realized price of zinc was US$0.46 per pound during the second quarter of 2004 and US$0.47 for the six months ended June 30, 2004 (See Non-GAAP Reconciliation).

As a result of higher metal prices and improved operating performance the contribution from mining activities was $8.8 million for the second quarter, 2004 compared with a loss of $3.4 million in the second quarter of 2003. For the first six months of 2004, the contribution was $15.2 million compared with a loss from mining activities of $7.2 million.

Contained zinc production of 78,610 tonnes was in line with Breakwater's production forecast for the six months ended June 30, 2004. Total lead, copper and silver production was better or in line with forecast. Gold production was lower than planned due to delays experienced in developing the higher grade gold zone at El Toqui.

Exploration activities continued at all mine sites during the quarter with particularly good results coming from El Toqui.

During the second quarter, the second phase of diamond drilling on the Concordia deposit, three kilometres north-west of the Toqui mine, continued to confirm the presence of widespread high-grade zinc mineralization. Thirteen of the nineteen holes drilled in the second quarter encountered base and precious metal mineralization, with thicknesses ranging from 0.1 metres to 9.8 metres.

The aim of this program is to add resources as well as to test the extent of the known mineralized manto and to identify additional high grade zones. During the winter season, drill results will be integrated into a geological model for the purposes of geological interpretation and resource calculation.

The deposit remains open to the northwest and southeast and mineralization encountered to date suggests the potential for multiple mineralized zones.

At the Aserradero deposit, a new 4,000-metre drill program will commence in the third quarter of this year. The Aserradero deposit was accessed by a decline from the existing Doña Rosa mine during the fourth quarter of 2003 and production commenced at that time. It is anticipated that the area will contribute 25 percent of the planned mill feed for 2004 and will result in an increase in gold output to 20,000 ounces in 2004 from 2,500 ounces in 2003.

The past three quarters (Q4-03, Q1-04 and Q2-04) have seen stronger commodity prices and, despite the impact of the weakening US dollar, this improved financial performance. As well, improved performances at Bougrine and Bouchard-Hébert resulted in a reduction in the total cash costs per pound of payable zinc for the second quarter with costs year-to-date being US$0.32 per pound of payable zinc, which is on target. The Company continued its exploration programs in the mineral-rich El Toqui District.

Outlook

The Company recently announced that it had concluded the acquisition of 100% of the shares of Boliden Westmin (Canada) Ltd. ("BWCL") which owns, amongst other things, 100% of the Myra Falls zinc, copper, gold and silver mine located on Vancouver Island, BC.

Breakwater has commenced managing the Myra Falls operation and will, over the balance of 2004, integrate the mine into Breakwater's organization and put into effect some of the changes contemplated during the due diligence phase.

As noted in Breakwater's news release at the time of closing, management believes that the acquisition of Myra Falls will:

- Add to Breakwater's EPS and CFPS, metal production and mineral reserves.
- Result in the proportion of gross sales revenue derived from the sale of copper concentrates increasing from 3% to 14% at current metal prices.
- Increase Breakwater's overall size and position on the list of the world's zinc concentrate producers.
- Add an additional mine with a minimum mine life of seven years, with a high probability of twelve years' mine life.
- Increase Breakwater's zinc production by 68% over the period 2004 to 2010.
- Increase Breakwater's copper, gold and silver production by 367%, 139%, and 98% respectively.
- Increase Breakwater's net revenues by 85% over the period 2004 to 2010.
- Place Breakwater in a very favourable position for product delivery to its valued Asian customers.

Breakwater expects to continue with its exploration programs in the mineral-rich El Toqui District and will proceed with further drilling on the Concordia property during the last two quarters of the year.

While it was concluded during the quarter that the Bougrine infrastructure in Tunisia could be used for other industrial uses, namely a crushing and grinding plant for clinker and to produce and distribute cement, more work is required. A detailed review of converting the surface infrastructure to a crush, grind and distribution facility for clinker from a neighbouring cement plant will be reviewed with government officials in Tunisia with a decision to move to a full feasibility study expected in the third quarter of 2004.

As well, management will continue to pursue other opportunities to increase the Company's reserve and resource base and production profile in the base metal sector during the balance of 2004.

Statement of Operations Review

Gross Sales Revenue

Gross sales revenue was $52.5 million in the second quarter ended June 30, 2004 from 76,061 tonnes of concentrate sold compared with $61.7 million on 116,366 tonnes sold in the same period of 2003. Over the first six months of 2004, gross sales revenue was $112.6 million on 162,091 tonnes of concentrate sold compared with $114.6 million on 206,019 tonnes sold for the same period in 2003. Sales of concentrate from Nanisivik were still being completed in the first half of 2003. The gross sales revenue in 2004 approached the same levels as in 2003 despite the reduction in volume of concentrate sold as metal prices in US dollars were stronger in 2004 than the previous year. The stronger Canadian dollar partially offset the improved metal prices.

Sales by Metal in Concentrate

	First Half		Second Quarter	
	2004	2003	2004	2003
Zinc - tonnes	65,251	80,095	29,733	47,450
Lead - tonnes	5,100	7,804	2,481	3,663
Copper - tonnes	1,267	2,314	689	908
Gold - ounces	12,698	13,993	5,449	4,973
Silver - ounces	565,351	869,318	233,373	421,862

Gross sales revenue by metal

	First Half		Second Quarter	
($ millions)	2004	2003	2004	2003
Zinc (US$)	67.5	62.1	29.9	36.5
Lead (US$)	4.3	3.5	2.0	1.6
Copper (US$)	3.3	3.8	1.9	1.5
Gold (US$)	5.1	4.9	2.2	1.8
Silver (US$)	3.3	4.0	1.4	1.9
Hedge settlements & mark-to-market adjustments	0.7	–	1.2	–
Total Gross sales revenue (US$)	84.2	78.3	38.6	43.3
Realized exchange rate	1.3367	1.4634	1.3596	1.4247
Total Gross sales revenue (C$)	112.6	114.6	52.5	61.7

The Company periodically hedges against fluctuations in metal prices with the use of financial instruments (forward sales and options). Outstanding positions are marked-to-market at the end of each period. No metal hedging was in place in the first half of 2003. At June 30, 2004, the following positions were outstanding:

Metal	Type	Strike Price	Quantity - Ounces	Strike Dates
Silver	Forward	$7.75	397,000	July - Dec. 2004

Net Revenue

For the second quarter of 2004, net revenue (gross sales revenue less treatment charges, freight and marketing costs) decreased by 6 percent to $34.6 million from $37.0 million in the same period in 2003. The reduction in tonnes of concentrate sold (76,061 versus 116,366 or 35% less) was the main reason for the lower net revenue. Treatment charges, (the amount paid to smelters for refining concentrates to produce metal) shipping and marketing costs per tonne of concentrate increased to $235 from $212 due to the impact of the price escalators triggered by the higher metal prices.

For the six months ended June 30, 2004, net revenue increased by 10 percent to $74.0 million compared with

$67.5 million in the same period of 2003. The improved metal prices more than offset the impact of fewer tonnes of concentrate sold (162,091 versus 206,019, or 21% less) and the slightly higher treatment and marketing costs of $239 per tonne in 2004 versus $229 per tonne in 2003.

Direct Operating Costs

For the second quarter of 2004, the average cost per tonne of concentrate sold decreased to $244 from $280 in 2003. For the six months ended June 30, 2004, the average cost per tonne of concentrate sold was $280 compared with $286.

Direct Operating Costs

	First Half		Second Quarter	
($ millions)	2004	2003	2004	2003
Bouchard-Hébert	17.1	20.7	6.2	10.6
Nanisivik	-	5.4	-	2.7
Bougrine	11.0	10.5	4.7	7.9
El Mochito	12.0	16.3	5.1	9.1
El Toqui	5.2	6.0	2.6	2.3
Total	45.3	58.9	18.6	32.6

Other Expenses (Income)

Other expenses were $3.7 million in the second quarter of 2004 compared with income of $2.9 million for the same period in 2003. General and administrative expenses increased by $2.0 million due mainly to the Company's adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 - "Stock-Based Compensation" ($0.5 million), a reassessment of Quebec corporation taxes for the years 2000 to 2003 ($0.6 million) and higher compensation and business development costs. Interest and financing expenses decreased by $0.8 million and there was no foreign exchange gain on US dollar denominated debt compared with a gain of $4.7 million in 2003. Both changes reflect the fact that the US dollar debt was repaid in January 2004.

For the six months ended June 2004, other expenses were $6.2 million compared with income of $5.9 million in the same period of 2003. The differences for the six month period were essentially the same as for the second quarter, with the largest component being the $9.8 million foreign exchange gain on US dollar denominated debt in 2003.

Other non-producing property costs

Other non-producing properties costs, which include care and maintenance costs for the Caribou, Langlois and Nanisivik properties as well as exploration costs were $1.2 million in the second quarter of 2004 compared with $0.6 million in the second quarter of 2003 before the gain of $10.3 million on the sale of the Lapa Properties recorded in June 2003. The increase in 2004 reflects an additional year of holding costs for the Nanisivik property as the Company awaited the government's decision on the final use of the facilities.

Other Expenses (Income)

	First Half		Second Quarter	
($ millions)	2004	2003	2004	2003
General and administrative	5.5	2.9	3.5	1.5
Interest and financing	0.2	1.6	0.1	0.9
Investment and other income	0.1	(0.6)	0.1	(0.6)
Foreign exchange loss (gain) on US dollar denominated debt	0.4	(9.8)	-	(4.7)
Total Other Expenses (Income)	6.2	(5.9)	3.7	(2.9)
Other non-producing property costs	2.5	(9.2)	1.2	(9.8)
Income and mining taxes (recovery)	-	0.2	(0.4)	0.1
Total Expense (Income)	8.7	(14.9)	4.5	(12.6)

Cash Provided from Operating Activities (before changes in non-cash working capital items)

Cash provided from operating activities, before changes in non-cash working capital items, increased by $9.6 million dollars in the second quarter of 2004 to $12.0 million from $2.4 million the same period of 2003. For the first half of 2004, the cash provided from operating activities increased by $18.5 million to $21.7 million from $3.2 million in the first six months of 2003. This improvement over the prior period was due to higher realized prices for all metals in 2004.

Cash Provided from Operating Activities
(before changes in non-cash working capital items)

	First Half		Second Quarter	
($ millions)	2004	2003	2004	2003
Income (Loss) from mining activities	15.2	(7.2)	8.8	(3.4)
Other income (expenses)	(6.2)	5.9	(3.7)	2.9
Other non-producing property income costs	(2.4)	9.2	(1.1)	9.8
Income and mining taxes	-	(0.1)	0.4	(0.1)
Net earnings (loss)	6.6	7.8	4.4	9.2
Reclamation expenditures	(0.5)	(1.5)	(0.2)	(0.7)
Non-cash expenses	15.6	(3.1)	7.8	(6.1)
Cash Provided from Operating Activities (before changes in non-cash working capital items)	21.7	3.2	12.0	2.4

Liquidity and Financial Position Review

Working Capital

Cash and cash equivalents were $34.0 million at June 30, 2004 compared with $6.4 million at December 31, 2003. Working capital was $63.2 million compared with $36.8 million at the end of 2003. These improvements are directly related to the completion of the equity issue in January 2004 and funds generated from operating activities. Working

capital at June 30, 2004 was reduced by $8.6 million as certain reclamation liabilities related to the Nanisivik, Bougrine and Bouchard-Hébert mines were reclassified as current liabilities because the related work is planned for the next 12 months.

Debt

Total debt was $2.1 million at June 30, 2004, down from $25.8 million at the end of 2003. During the six months ended June 30, 2004, the Non-Revolving Facility (US$12.1 million) and Revolver (US$5.0 million) were fully repaid (the Revolver remains available to be drawn against up to US$25.0 million, subject to metal prices and inventory levels). As well, $1.0 million owed to Dundee Securities Corporation and $0.7 million in the form of a prepayment for zinc concentrates, were repaid.

Reclamation and Closure Costs

At June 30, 2004, total reclamation and closure costs were $36.1 million. Of this amount, $31.6 million was the estimated fair value of the Company's obligation for asset retirement at its mine sites as per the CICA Handbook Section - 3110 "Asset Retirement Obligations", which was adopted January 1, 2004 (See "Changes in Accounting Policies"). Of the $31.6 million, $8.6 million is recorded in current liabilities for reasons outlined in the description of working capital above. The balance of $4.5 million reflects the accrued severance liabilities at the various mine sites.

Equity

At June 30, 2004, the Company had issued and outstanding Common Shares of 344.5 million compared with 285.8 million at December 31, 2003. This increase resulted from the share issue in January 2004 (57.1 million), with the balance (1.6 million) from the exercise of options and warrants and pursuant to the employee share purchase plan.

Shareholders' equity was $144.5 million at June 30, 2004, compared with $96.2 million at December 31, 2003, an increase of $48.3 million, reflecting net earnings of $6.6 million, proceeds from equity issued of $37.5 million, an increase in the cumulative translation adjustment of $3.4 million and an increase in the contributed surplus of $0.8 million.

Capital Expenditures

Total capital expenditures were $6.5 million in the second quarter and $11.5 million for the first six months. Of the $11.5 million $7.4 million was spent on sustaining capital including equipment replacements and ongoing mine development while $2.2 million was used for exploration, mainly at El Toqui and Bouchard-Hébert, $0.9 million was spent on a new tailings dam at El Mochito and $1.0 million was spent on the initial development work at the Langlois mine.

Financial Capability

With its existing working capital and credit availability, the Company is well positioned to carry out its operating, capital and acquisition program as presently contemplated.

Operating Review

The following tables summarize financial results for each of the Company's operating mines.

Operating review for the quarter ended June 30, 2004 and 2003

	Gross Revenue		Contribution (Loss) From Mining Activities[1]		Non-cash Costs[2]		Capital Expenditures	
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003
Bouchard-Hébert	19.2	20.6	6.0	(0.6)	2.1	3.0	0.4	–
Bougrine	9.0	12.8	(1.9)	(1.9)	2.7	1.8	0.3	0.1
El Mochito	15.3	16.5	3.3	0.3	1.0	1.0	2.2	0.5
El Toqui	7.4	6.1	0.4	(0.3)	0.9	0.8	2.7	1.3
Nanisivik	–	5.7	(0.2)	(0.7)	0.2	0.8	–	–
Langlois	–	–	–	–	–	–	0.8	0.5
Unallocated	[3]1.6	–	1.2	(0.2)	0.4	0.3	0.1	(0.4)
Total	52.5	61.7	8.8	(3.4)	7.3	7.7	6.5	2.0

Operating review for the first half ended June 30, 2004 and 2003

	Gross Revenue		Contribution (Loss) From Mining Activities[1]		Non-cash Costs[2]		Capital Expenditures	
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003
Bouchard-Hébert	48.2	40.5	12.6	(0.6)	4.2	6.0	0.8	–
Bougrine	20.0	17.8	(3.0)	(3.8)	4.6	3.9	0.4	0.5
El Mochito	30.4	31.4	5.3	–	2.0	2.4	3.1	0.6
El Toqui	13.1	14.5	0.3	(0.5)	1.7	1.5	5.5	2.9
Nanisivik	–	10.4	(0.4)	(1.9)	0.4	1.7	–	–
Langlois	–	–	–	–	–	–	1.2	0.9
Unallocated	[3]0.9	–	0.4	(0.4)	0.5	0.3	0.5	0.4
Total	112.6	114.6	15.2	(7.2)	13.4	15.8	11.5	5.3

1) After non-cash costs.
2) Depreciation, depletion and reclamation costs.
3) Hedge settlements and mark-to-market of outstanding hedge positions.

Non-GAAP Reconciliation

Non-GAAP Reconciliation of Total Cash Costs per Pound of Payable Zinc to Consolidated Financial Statements

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
By-Product Credit ($ millions)				
Gross sales revenue per financial statements	112.6	114.5	52.5	61.7
Less zinc sales revenue	(90.9)	(79.8)	(45.3)	(37.7)
Inventory adjustment	7.5	(14.7)	7.8	(15.5)
	29.2	20.0	15.0	8.5
Treatments Charges ($ millions)				
Per financial statements	38.7	47.1	17.8	24.7
Inventory adjustment	3.3	(8.2)	1.8	(7.3)
	42.0	38.9	19.6	17.4
Direct operating costs ($ millions)				
Per financial statements	45.3	58.9	18.6	32.6
Inventory adjustment	4.2	(5.1)	6.3	(6.5)
	49.5	53.8	24.9	26.1
Total Cash Costs - Canadian ($ millions)	62.3	72.6	29.5	35.0
Exchange rate C$/US$	1.3390	1.4537	1.3597	1.3983
Total Cash Costs - US ($ millions)	46.5	49.9	21.7	25.0
Zinc pounds produced (millions)	146.2	158.0	74.0	77.9
Total Cash Costs per pound of payable zinc (US$)	0.32	0.32	0.30	0.32

Reconciliation of Minesite Operating Cash Costs per Tonne Milled to Consolidated Financial Statements

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Direct operating costs ($ millions)				
Per financial statements	45.3	58.9	18.6	32.6
Inventory adjustment	4.2	(5.1)	6.3	(6.5)
Minesite Operating Cash Costs - Canadian ($ millions)	49.5	53.8	24.9	26.1
Exchange rate C$/US$	1.3390	1.4537	1.3597	1.3983
Minesite Operating Cash Costs - US ($ millions)	37.0	36.9	18.3	18.6
Tonnes milled	1,216,266	1,312,223	607,106	656,607
Minesite Operating Cash Costs Per tonne milled (US$)	30.42	28.15	30.09	28.42

Total Cash Costs per Pound of Payable Zinc and Minesite Operating Cash Costs per Tonne Milled are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures intend to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

Production Statistics

Production of zinc in concentrate in the second quarter ended June 30, 2004 totaled 87.9 million pounds compared with 92.5 million pounds in the second quarter of 2003. The reduced zinc production during the quarter reflects less mill production at the Bougrine and El Mochito mines, and lower head grades at El Toqui.

Zinc Production

(million pounds of zinc contained in concentrate)	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Bouchard-Hébert	67.5	63.1	36.0	33.3
Bougrine	31.5	41.0	16.5	19.7
El Mochito	43.6	46.8	20.9	21.7
El Toqui	30.7	36.6	14.5	17.8
Total zinc production	173.3	187.5	87.9	92.5

Production Statistics - All Mines

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Ore Milled (tonnes)	1,216,266	1,312,223	607,106	656,606
Zinc (%)	7.3	7.3	7.4	7.2
Concentrate Production				
Zinc (tonnes)	146,969	159,301	74,246	78,358
Copper (tonnes)	11,900	13,023	5,773	4,580
Lead (tonnes)	10,244	10,452	5,105	4,567
Gold (tonnes)	1,865	1,354	991	506
Metal in Concentrates				
Zinc (tonnes)	78,610	85,104	39,837	41,979
Copper (tonnes)	1,804	2,078	883	750
Lead (tonnes)	6,855	7,005	3,452	3,070
Silver (ounces)	1,069,935	1,096,685	505,166	508,083
Gold (ounces)	15,308	12,808	8,917	5,556
Minesite Operating Costs				
Per tonne milled (US$)	30.42	28.15	30.09	28.42
Total Cash Costs				
Per lb. payable zinc (US$)	0.32	0.32	0.30	0.32

Bouchard-Hébert Mine

The Bouchard-Hébert mine experienced an 8.6 percent reduction in the tonnes milled in the second quarter of 2004; however, zinc metal in concentrate increased by 7.9 percent over the same period in 2003 due to a higher zinc head grade and an improved zinc recovery. An improvement in the copper recovery resulted in a 17.7 percent increase in copper in concentrate in the second quarter of 2004 over the same period in 2003.

Production Statistics

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Ore Milled (tonnes)	513,158	551,471	256,342	280,412
Zinc (%)	6.6	5.8	7.0	6.0
Copper (%)	0.4	0.5	0.4	0.4
Silver (g/t)	28	38	29	34
Gold (g/t)	1.0	1.1	1.0	1.0
Concentrate Production				
Zinc (tonnes)	55,434	52,175	29,557	27,407
Recovery (%)	90.7	89.5	90.9	90.1
Grade (%)	55.2	54.9	55.2	55.2
Copper (tonnes)	11,900	13,023	5,773	4,580
Recovery (%)	80.8	80.9	79.2	74.3
Grade (%)	15.2	16.0	15.3	16.4
Metal in Concentrates				
Zinc (tonnes)	30,617	28,639	16,317	15,121
Copper (tonnes)	1,804	2,078	883	750
Silver (ounces)	142,948	209,973	70,561	77,324
Gold (ounces)	8,808	11,602	4,279	4,938
Minesite Operating Costs				
Per tonne milled (Cdn.$)	33.00	35.72	32.06	34.74
Total Cash Costs				
Per lb. payable zinc (US$)	0.26	0.29	0.23	0.29

Bouchard-Hébert Mine Outlook

Closure of the mine is expected near the end of the first quarter of 2005, with preliminary reclamation work planned to begin in the fourth quarter of 2004.

The Company continues with its exploration program on two known anomalies in close proximity to the mine, and will carry out geophysics and other exploration activities in the area of the mine throughout the remainder of the year. If successful, this could extend the life of the mine, but it will not prevent a temporary closure due to the time requirements to develop a zone, if found.

Bougrine Mine

Zinc concentrate production decreased by 16.5 percent in the second quarter of 2004 compared with the second quarter of 2003 due to a reduction in the tonnes milled. Late in 2003, a reduced milling schedule (5 days per week compared with the previous 7 days per week schedule) was adopted in order to stockpile material on surface to accommodate blending of the mill feed with the ultimate goal being the improvement of metallurgical performance. Ground control difficulties were experienced during the second quarter of 2004 in the higher grade F3 zone which necessitated slowing down production and using more cemented fill than planned.

Production Statistics

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Ore Milled (tonnes)	161,820	220,658	83,467	111,757
Zinc (%)	10.8	10.3	10.8	9.7
Lead (%)	1.8	1.4	1.8	1.3
Concentrate Production				
Zinc (tonnes)	26,411	34,052	13,769	16,323
Recovery (%)	82.1	82.0	83.7	82.1
Grade (%)	54.1	54.7	54.3	54.8
Lead (tonnes)	3,405	3,402	1,808	1,528
Recovery (%)	78.5	71.7	79.7	68.7
Grade (%)	65.5	66.6	67.3	66.4
Metal in Concentrates				
Zinc (tonnes)	14,288	18,620	7,472	8,944
Lead (tonnes)	2,230	2,265	1,217	1,015
Minesite Operating Costs				
Per tonne milled (US$)	45.54	35.32	45.70	36.05
Total Cash Costs				
Per lb. payable zinc (US$)	0.42	0.35	0.41	0.38

Bougrine Mine Outlook

Due to the interruptions in mining experienced during the first half of 2004, the tonnes to be processed for the year are now estimated to be 364,700 compared with the original estimate for 2004 of 375,800 tonnes, or a 3 percent reduction. During the second quarter Breakwater Tunisia S.A. ("BWR Tunisia") entered into a contract to accept ore from a government owned zinc/lead mining operation. Resources from this mine are lower in zinc and higher in lead than the ore from Bougrine. Thus zinc mill head grade is anticipated to drop modestly while the lead mill head grade is expected to increase. In addition, site management is currently working on an internal feasibility study to mine the neighbouring Bou Khil property on which BWR Tunisia has an option. The deposit is known to have a minimum of 400,000 tonnes of resources and drilling to upgrade these resources to reserves is underway. Both of these sources of mill feed will result in a modest extension of the life of the mine. Nonetheless it is expected that the mine will cease operation sometime in 2005.

Management undertook, in late 2003, to examine alternative uses for the Bougrine mill and infrastructure. A study was initiated to determine the technical merit of converting the facility to a clinker grinding and last-stage cement producing plant. As well, a marketing study was undertaken. Both of these reports were received during the second quarter of 2004 and a feasibility study was initiated. The preliminary findings indicated the appropriate price and costs that could be borne by the project in order to generate an acceptable return following which the Company entered into discussions with the government officials responsible for the project. Implementation of the project is dependent on the outcome of these discussions. Management expects that it will be in possession of all material information in order to draw a conclusion as to the viability of the project by the fourth quarter of 2004.

El Mochito Mine

Production of zinc in concentrate at El Mochito decreased by 4 percent in the second quarter of 2004 compared with the same period in 2003. This was due to lower mine production and lower zinc recovery. The lead in concentrate produced increased by 9 percent in the second quarter of 2004 over the same period in 2003 due to a slightly higher lead head grade and improved recovery. Silver production was similar in the two quarters.

Production Statistics

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Ore Milled (tonnes)	314,966	323,277	154,056	156,783
Zinc (%)	6.9	7.2	6.8	6.8
Lead (%)	1.8	1.8	1.8	1.6
Silver (g/t)	91	85	88	87
Concentrate Production				
Zinc (tonnes)	37,462	40,703	17,947	18,779
Recovery (%)	91.4	91.8	91.0	91.7
Grade (%)	52.8	52.2	52.8	52.3
Lead (tonnes)	6,839	7,050	3,297	3,039
Recovery (%)	81.7	82.3	81.2	80.8
Grade (%)	67.6	67.2	67.8	67.6
Metal in Concentrates				
Zinc (tonnes)	19,778	21,245	9,475	9,823
Lead (tonnes)	4,625	4,740	2,235	2,055
Silver (ounces)	818,558	789,236	387,386	390,441
Minesite Operating Costs				
Per tonne milled (US$)	32.54	29.66	33.21	29.61
Total Cash Costs				
Per lb. payable zinc (US$)	0.30	0.30	0.31	0.31

El Mochito Mine Outlook

In the first quarter the Company accelerated its development and exploration programs in various sectors of the mine on targets with the most promise to increase reserves and resources. Drilling continues to outline additional resources and reserves, principally in the Santo Niño and northeast Salva Vida areas.

El Toqui Mine

The milled tonnage at El Toqui increased in the second quarter of 2004 due to improvements in the new crushing plant, which aided in the delivery of material to the grinding plant. The zinc head grades in the second quarter of 2004 were lower than in the same period in 2003 resulting in a 19 percent decrease in zinc metal production. Gold head grades were higher resulting in an increase in gold production. This is a direct reflection of the contribution of mining in the higher gold-grade area of Aserradero.

Exploration work during the quarter targeted the Concordia area. The second phase of drilling was successful in extending the zinc mineralization 80 metres to the southeast along the sediment hosted mineralized horizon and remains open in several directions.

Production Statistics

	First Half 2004	First Half 2003	Second Quarter 2004	Second Quarter 2003
Ore Milled (tonnes)	226,322	216,817	113,241	107,654
Zinc (%)	6.7	8.3	6.4	8.2
Gold (g/t)	1.2	0.3	1.6	0.3
Concentrate Production				
Zinc (tonnes)	27,389	32,371	12,973	15,849
Recovery (%)	92.0	92.1	90.7	91.8
Grade (%)	50.8	51.3	50.7	51.1
Gold (tonnes)	1,865	1,354	991	506
Recovery (%)	39.8	34.4	49.9	34.8
Grade (g/t)	63.9	16.2	94.1	21.5
Metal in Concentrates				
Zinc (tonnes)	13,927	16,600	6,573	8,091
Gold (ounces)	6,500	1,206	4,638	618
Silver (ounces)	108,429	97,476	47,219	40,318
Minesite Operating Costs				
Per tonne milled (US$)	29.74	27.73	29.06	28.05
Total Cash Costs				
Per lb. payable zinc (U.S.$)	0.40	0.34	0.36	0.32

El Toqui Mine Outlook

With the installation of the new primary crusher in 2003, the focus of increasing the milling capacity was placed on the grinding, dewatering and tailings disposal systems. The civil and mechanical aspects of the expansion were completed during the second quarter of 2004 with production ramp up taking place in June. A planned 25 percent increase in mill throughput has been reached and the mine is gradually ramping up to meet the new mill capacity. This project is ahead of schedule and under budget.

Langlois Mine

During the quarter, preparation work leading up to the re-opening of the Langlois mine continued. The main focus of the work included detailed design of the new material handling systems, detailed mine planning of Zone 97, redesigning the paste-fill distribution system, updating the power distribution system for the mine, equipment repair and stope design for Zones 3 and 4.

Nanisivik Mine

There were a series of meetings convened with the Nunavut Water Board (NWB), during the months of May and June. As a result of these meetings the NWB has given their approval to proceed with the Closure and Reclamation Plan. An agreement with a contractor has been reached and work to clean-up the site, cover the tailings deposit and remove the infrastructure will commence in late August 2004 and should be completed during the summer of 2005.

Consistent with the signed agreement between CanZinco Ltd. and Wolfden Resources Inc., Wolfden has a contractor on site with a number of employees working at dismantling the Nanisivik industrial complex and preparing it for shipment to their mining location, which is expected to occur in 2006.

Caribou Mine

The Caribou Mine remained on care and maintenance throughout the second quarter of 2004. However, during the first quarter an agreement was entered into with BIOTEQ Environmental Technologies Inc. of Vancouver B.C. for mine dewatering, water collection and water treatment services at Caribou and Restigouche as well as general site management. The agreement with BIOTEQ is for a period of six years and replaces various agreements that have previously been in place between the parties. The agreement is conditional upon a four-month transition period.

Caribou Mine Outlook

The Company is considering possible options for the Caribou and Restigouche properties.

Summary of Quarterly Results

Quarterly Results	2002		2003				2004	
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Gross Sales Revenue ($ millions)	74.2	104.2	52.9	61.7	41.6	51.4	60.2	52.5
Net Earning (Loss) ($ millions)	(17.7)	(2.7)	(1.5)	9.2	(5.7)	(1.4)	2.2	4.4
Per share basic	($0.09)	($0.01)	$0.00	$0.05	($0.02)	$0.00	$0.01	$0.01
Per share diluted	N/A	N/A	N/A	$0.05	N/A	N/A	$0.01	$0.01
YTD to the end of the Quarter (C$/US$)	1.5704	1.5701	1.5097	1.4537	1.4290	1.4004	1.3167	1.3390
Average realized zinc price (US$/t)	752	775	785	768	810	859	1,058	1,006
Average realized zinc price (C$/t)	1,181	1,217	1,185	1,116	1,157	1,202	1,393	1,347
Concentrate tonnes sold	139,425	180,448	89,653	116,366	78,626	93,519	86,030	76,061

The quantity of concentrate sold directly affects gross sales revenue. The sale of concentrates can vary from quarter to quarter depending on customer agreements and the timing of shipping. The closure of the Nanisivik mine in September 2002 reduced the amount of concentrate available for sale in subsequent quarters. As all sales are based in US dollars, changes in US/Canadian dollar exchange rate can impact the realized Canadian dollar gross sales revenue.

The net earnings in 2003 were positively affected by the foreign exchange gain on the US dollar denominated debt as a result of the stronger Canadian dollar. As well, in the second quarter of 2003 the Company realized a one-time gain of $10.3 million on the sale of the Lapa Properties in Quebec.

Changes in Accounting Policies

As of January 1, 2004, the Company adopted the following two new Accounting Policies.

CICA Handbook Section 3870, Stock Based Compensation; the Company will expense the estimated fair value cost of compensation options issued in each period.

CICA Handbook Section 3110, Asset Retirement Obligations; the Company is required to estimate the fair value of mine site reclamation based on the current laws and regulations. The fair value estimate is set up as an asset and a liability on the Balance Sheet, with the asset being amortized over the life of the mine. As the policy must be adopted retroactively to the point when each mine was acquired or the legal obligation arises, the depreciation related to prior periods was charged to Retained Earnings. The fair value estimate must be reviewed on a regular basis to reflect changes in laws and regulations, the estimated scope of work and estimated costs. It is important to note that in Honduras there is no legal obligation to conduct site reclamation. Accordingly, in the case of El Mochito mine, the Company is prevented, by accounting regulations, from setting up a liability representing the fair value estimate of the reclamation and closure costs the Company expects to incur upon depletion of El Mochito's reserves and resources sometime in the future.

As a result of the Company adopting these two new standards, the Company restated its previously reported financial information. See note 1 to the interim consolidated financial statements for the period ended June 30, 2004 for the effects on adoption.

Outstanding Share Data and Full Dilution Calculation

For a complete description of certain elements please refer to note 6 of the Company's 2003 annual consolidated financial statements.

Share Data

Common Shares or Securities Convertible into Common Shares	July 23, 2004
Common Shares	362,670,458
Share Option Plan - Options Weighted average exercise price $1.07.	13,582,434
1,000,000 warrants granted at $0.21, expire May 8, 2005.	500,000
30,801,410 warrants granted at $0.20, 15,400,705 expire March 2, 2007 and 15,400,705 expire May 2, 2007.	30,801,410
3,000,000 warrants granted at $0.19, expire March 27, 2006.	2,000,000
Warrants - exercise price at $1.00, expire January 28, 2009 - traded on TSX	33,571,429
Fully Diluted	**443,125,731**



Colin K. Benner
President and Chief Executive Officer

August 3, 2004

Other Information

Additional information regarding the Company is included in the Company's Annual Report on Form 20-F filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), a copy of which is posted on the SEDAR website at www.sedar.com and the SEC website at www.sec.gov.

Cautionary Note

Certain statements included in this 2004 second quarter interim report, financial statements for the period ended June 30, 2004 and management's discussion and analysis are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements involve inherent risks and uncertainties and other factors that may cause the actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those currently anticipated are described above and in the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Report on Form 20-F under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

Breakwater Resources Ltd.

Consolidated Balance Sheets

As at June 30, 2004 and December 31, 2003

(Expressed in thousands of Canadian dollars)

	June 30, 2004	December 31, 2003
	(Unaudited)	(Restated - note 1)
Assets		
Current Assets		
Cash and cash equivalents	$ 33,969	$ 6,388
Accounts receivable - concentrate	5,558	7,450
Other receivables	7,477	5,650
Concentrate inventory	26,631	21,828
Materials and supplies inventory	24,239	23,783
Prepaid expenses and other current assets	3,981	1,905
Future tax assets (note 7)	688	1,190
	102,543	68,194
Reclamation Deposits	100	100
Mineral Properties and Fixed Assets	113,211	111,299
	$ 215,854	$ 179,593
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities (note 4)	$ 29,712	$ 18,761
Provisional payments for concentrate inventory shipped and not priced	8,871	2,010
Short-term debt including current portion of long-term debt (note 2)	650	10,329
Income and mining taxes payable	140	252
	39,373	31,352
Deferred Royalty	1,340	1,340
Long-term Debt (note 3)	1,419	15,517
Reclamation and Closure Cost Accruals (note 4)	27,496	34,253
Future Tax Liabilities (note 7)	1,732	962
	71,360	83,424
Shareholders' Equity		
Capital stock (notes 5(a) and 5(d))	321,999	287,790
Warrants (note 5(a))	3,270	–
Contributed surplus (note 5(d))	2,779	1,991
Deficit	(183,716)	(190,291)
Cumulative translation adjustments	162	(3,321)
	144,494	96,169
	$ 215,854	$ 179,593

The accompanying notes form an integral part of these consolidated financial statements.

Breakwater Resources Ltd.

Consolidated Statements of Operations and Deficit

For the Periods Ended June 30, 2004 and 2003

(Expressed in thousands of Canadian dollars except share and per share amounts)

(Unaudited)

	Three Months Ended June 30, 2004	2003	Six Months Ended June 30, 2004	2003
		(Restated - note 1)		(Restated - note 1)
Gross sales revenue	$ 52,474	$ 61,667	$ 112,646	$ 114,577
Treatment and marketing costs	17,838	24,671	38,675	47,103
Net revenue	34,636	36,996	73,971	67,474
Operating Costs				
Direct operating costs	18,553	32,637	45,345	58,851
Depreciation and depletion	6,277	6,200	11,356	12,704
Reclamation and closure costs	984	1,511	2,060	3,076
	25,814	40,348	58,761	74,631
Contribution (Loss) from Mining Activities	8,822	(3,352)	15,210	(7,157)
Other Expenses (Income)				
General and administrative (note 5(d))	3,487	1,539	5,436	2,914
Interest and financing	44	881	186	1,584
Investment and other expense (income)	129	(578)	122	(607)
Foreign exchange loss (gain) on U.S. dollar denominated debt	–	(4,742)	431	(9,771)
	3,660	(2,900)	6,175	(5,880)
Earnings (Loss) Before the Following:	5,162	(452)	9,035	(1,277)
Other non-producing property costs	1,167	(9,779)	2,462	(9,196)
Income and mining taxes (recovery)	(391)	108	(2)	150
	776	(9,671)	2,460	(9,046)
Net Earnings	4,386	9,219	6,575	7,769
Deficit - Beginning of Period (as restated note 1)	(188,102)	(192,392)	(190,291)	(190,942)
Deficit - End of Period	$ (183,716)	$ (183,173)	$ (183,716)	$ (183,173)
Earnings per Share - Basic (note 6)	$ 0.01	$ 0.05	$ 0.02	$ 0.04
Diluted Earnings per Common Share (note 6)	$ 0.01	$ 0.05	$ 0.02	$ 0.04
Weighted-Average Number of Common Shares Outstanding (note 6)	344,501,000	196,693,000	344,156,000	196,101,000

The accompanying notes form an integral part of these consolidated financial statements.

Breakwater Resources Ltd.

Consolidated Statements of Cash Flows

For the Periods Ended June 30, 2004 and 2003
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
		(Restated - note 1)		(Restated - note 1)
Cash Provided from (Used for)				
Operating Activities				
Net earnings	$ 4,386	$ 9,219	$ 6,575	$ 7,769
Non-cash items:				
Depreciation and depletion	6,277	6,200	11,356	12,704
Gain on sale of property	–	(10,336)	–	(10,336)
Foreign exchange gain on U.S. dollar denominated debt	–	(4,742)	–	(9,771)
Other non-cash items	761	1,285	959	1,249
Future income taxes	(194)	(57)	1,272	9
Reclamation and closure cost accruals	984	1,511	2,060	3,076
	12,214	3,080	22,222	4,700
Payment of reclamation and closure costs	(243)	(708)	(495)	(1,524)
Changes in non-cash working capital items (note 10)	1,146	4,207	3,603	7,978
	13,117	6,579	25,330	11,154
Financing Activities				
Increase in restricted cash	–	(10,741)	–	(10,741)
Issue of common shares for cash (note 5(a))	72	49	34,149	103
Issue of warrants for cash (note 5(a))	–	–	3,270	–
Increase (decrease) in short-term debt	41	(5,746)	(9,719)	(7,626)
Decrease in long-term debt	(1)	–	(14,107)	–
	112	(16,438)	13,593	(18,264)
Investing Activities				
Reclamation deposits	–	(75)	–	(150)
Mineral properties and fixed assets	(6,543)	(2,020)	(11,500)	(5,284)
Proceeds from sale of fixed assets and property	18	10,616	158	10,616
	(6,525)	8,521	(11,342)	5,182
Increase (Decrease) in Cash	6,704	(1,338)	27,581	(1,928)
Cash and Cash Equivalents - Beginning of Period	27,265	5,845	6,388	6,435
Cash and Cash Equivalents - End of Period	$ 33,969	$ 4,507	$ 33,969	$ 4,507

Supplemental Disclosure of Cash Flow Information

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Cash paid for:				
Interest	$ 28	$ 641	$ 203	$ 1,384
Income and mining taxes	$ 171	$ 16	$ 297	$ 124

The accompanying notes form an integral part of these consolidated financial statements.

1. Basis of Presentation and New Pronouncements

Basis of Presentation

These interim consolidated financial statements of Breakwater Resources Ltd. (the "Company") for the three months and six months ended June 30, 2004 and 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's consolidated financial statements for the year ended December 31, 2003, except for those new pronouncements described below. The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company's consolidated financial statements included in its 2003 Annual Report.

New Pronouncements

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110") which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and then depreciated over the life of the asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

CICA 3110 is applicable to obligations that are required to be settled as a result of an existing law, regulation or contract related to asset retirements.

Previously, the Company provided for estimated reclamation and site restoration costs, where reasonably determinable, net of salvage value, on a unit-of-production basis over the estimated economic life of the related mine.

The adoption of CICA 3110 has been applied retroactively and the effects on the consolidated financial statements are as follows: Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Depreciation and depletion	480	954
Reclamation and closure costs	952	1,928
Net earnings	(1,432)	(2,882)
Deficit - beginning of period	13,354	11,904
Deficit - end of period	14,786	14,786
Earnings per share	($0.01)	($0.02)

Increase (decrease) in Balance Sheet amounts:

($000's)	December 31, 2003
Assets	
Mineral properties and fixed assets	3,958
Liabilities	
Accounts payable and accrued liabilities	(695)
Reclamation and closure cost accruals	22,183
Shareholders' Equity	
Deficit	18,098
Cumulative translation adjustment	(568)

On January 1, 2004, the Company adopted the CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based payments" ("CICA 3870") which requires that the Company use the fair value method of accounting for, and to recognize as compensation expense, its stock-based compensation for employees.

The adoption of CICA 3870 has been applied retroactively and the effects on the consolidated financial statements are as follows:

Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Administrative expenses	164	233
Net earnings	(164)	(233)
Deficit - beginning of period	252	183
Deficit - end of period	416	416
Earnings per share	$Nil	$Nil

Increase in Balance Sheet amounts:

($000's)	December 31, 2003
Shareholders' Equity	
Capital stock	47
Contributed surplus	409
Deficit	456

2003 Figures

In addition to the restatements described under "New Pronouncements" above, certain of the 2003 figures have been reclassified to conform to the 2004 presentation.

2. Short-term Debt

($000's)	June 30, 2004	December 31, 2003
Syndicated Credit Facility		
- Revolver	-	6,462
- Non-Revolving Credit Facility, current portion (note 3)	-	1,266
- Supplemental Term Credit Facility, current portion (note 3)	-	467
Customer prepayments for zinc concentrate	-	646
Other	650	1,488
	650	10,329

On January 30, 2004, the Revolver was fully repaid. The Revolver is still available to be drawn against and as at June 30, 2004, the amount available was $16,786,000.

3. Long-term Debt

($000's)	June 30, 2004	December 31, 2003
Non-Revolving Credit Facility (note 2)	-	11,393
Supplemental Term Credit Facility (note 2)	-	4,201
Reimbursable government assistance, discounted at rate of 8%	1,419	1,412
Customer prepayments for zinc concentrates	-	646
Other	-	1,277
Total	1,419	18,929
Less: current portion	-	3,412
	1,419	15,517

On January 30, 2004, the Non-Revolving Credit Facility and the Supplemental Term Credit Facility were fully repaid and cannot be redrawn. The Company's various credit facilities were repaid using a portion of the proceeds of the sale of units to a syndicate of underwriters *(see note 5(a))*.

4. Reclamation and Closure Costs Accruals

The Reclamation and Closure Costs Accruals shown on the balance sheet of $27,496,000 (December 31, 2003 - $34,253,000) includes a liability for asset retirement obligations of $22,965,000 (December 31, 2003 - $30,237,000) (see note 1 "New Pronouncements" above) and severance accruals of $4,531,000 (December 31, 2003 - $4,016,000). The current portion of the liability for asset retirement obligations of $8,600,000 (December 31, 2003 - $Nil) is included in accounts payable and accrued liabilities on the balance sheet.

Asset Retirement Obligations - ($000's)	
As at December 31, 2003	30,237
Accretion (included in reclamation and closure costs)	540
Impact of foreign exchange	107
As at March 31, 2004	30,884
Accretion (included in reclamation and closure costs)	586
Expenditures	(30)
Impact of foreign exchange	125
As at June 30, 2004	31,565
Less: current portion included in accounts payable and accrued liabilities	8,600
	22,965

The estimated amount of undiscounted cash flows required to settle the asset retirement obligations as at June 30, 2004 was $41,112,000 (December 31, 2003 - $40,770,000). The expected timing of payments of the cash flows ranges from the year 2004 to 2017 and the credit-adjusted risk-free rates at which the estimated cash flows have been discounted range from 7.17% to 7.89%.

5. Capital Stock and Stock Options

(a) Common Shares

($000's)	Number of Shares	Amount
As at December 31, 2003		
- as originally reported	285,790	$ 287,743
Adjustment relating to options exercised under stock-based compensation (see note 1)	–	47
December 31, 2003 - Restated	285,790	287,790
Common shares issued for cash (see below)	57,143	33,757
Exercise of warrants	1,250	243
Value ascribed to options exercised under stock-based compensation (see *(d)* below)	–	57
Adjustment to flow-through shares costs	–	3
Employee share purchase plan	79	49
Employee share option plan		
- proceeds of options exercised	133	25
As at March 31, 2004	344,395	321,924
Value ascribed to options exercised under stock-based compensation (see *(d)* below)	–	3
Employee share purchase plan	96	69
Employee share option plan		
- proceeds of options exercised	18	3
As at June 30, 2004	**344,509**	**321,999**

On January 28, 2004, the Company completed the sale of 57,142,858 units to a syndicate of underwriters at a purchase price of $0.70 per unit, for net proceeds of $37,027,000, net of costs of issue of approximately $2,973,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 27, 2009. The fair value of the warrants, net of costs of issue, of $3,270,000 is shown separately under shareholders' equity on the balance sheet as "Warrants".

(b) Options transactions were as follows:

	Options (000's)	Weighted-Average Exercise Price
As at December 31, 2003	8,885	$1.25
Granted	915	0.75
Exercised	(134)	0.19
Cancelled	(19)	1.34
As at March 31, 2004	9,647	$1.22
Granted	4,000	0.68
Exercised	(18)	0.18
Cancelled	(27)	0.18
As at June 30, 2004	**13,602**	**$1.07**

The following table summarizes the information about the share options outstanding at June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (000's)	Weighted-Average Exercise Price
$0.18 - $0.43	4,977	8 years 157 days	$0.22	3,504	$0.22
$0.64 - $0.95	5,015	5 years 4 days	$0.70	1,805	$0.71
$1.05 - $2.45	1,618	3 years 270 days	$1.58	1,618	$1.54
$2.72 - $8.20	1,992	4 years 99 days	$3.70	1,993	$3.70
	13,602			8,920	

(c) On June 1, 2004, the shareholders of the Company approved an amendment to the share incentive plan ("the Plan") which is described in note 1 of the Company's consolidated financial statements for the year ended December 31, 2003, to increase the maximum number of Common Shares that may be issued under the Plan to 34,500,000 Common Shares, of which 7,500,000 will be the maximum number that may be issued under the share purchase plan, 23,000,000 will be the maximum number that may be issued under the share option plan, and 4,000,000 will be the maximum number that may be issued under the share bonus plan.

(d) The Company's share option plan is disclosed in note 6*(g)* of the Company's consolidated financial statements for the year ended December 31, 2003. Compensation expense for the stock-based compensation plan for employees has been determined based upon the fair value of awards granted on or after January 1, 2002. The compensation expense for the three months ended June 30, 2004 of $662,000 (2003 - $164,000) and for the six months ended June 30, 2004 of $848,000 (2003 - $233,000) are included in "General and administrative" on the consolidated statements of operations and deficit. Net compensation expense of $788,000 (2003 - $233,000), net of options exercised of $60,000 (2003 - $Nil) were credited to "Contributed Surplus" and "Capital stock", respectively, under shareholders' equity on the balance sheet.

The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
Expected life (years)	**10**	10	**10**	10
Risk free interest rate	**4.65%**	5.19%	**4.53%**	4.83%
Expected volatility	**34%**	43%	**34%**	48%
Dividend yield	**0%**	0%	**0%**	0%

6. Earnings per Share

Earnings per Share ("EPS") has been calculated using the weighted-average number of shares outstanding during the period. The diluted EPS gives effect to the exercise of all outstanding options and warrants.

The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the Common Shares during the three months ended June 30, 2004 was $0.47 (2003 - $0.16) and during the six months ended June 30, 2004 was $0.58 (2003 - $0.19).

	Three Months Ended June 30,		Six Months Ended June 30,	
($000's)	**2004**	2003	**2004**	2003
Weighted-average number of Common Shares outstanding	**344,501**	196,693	**344,156**	196,101
Incremental Common Shares on assumed exercise of options and warrants	**21,911**	-	**24,780**	1,643
Weighted-average number of Common Shares used for diluted earnings per share	**366,412**	196,693	**368,936**	197,744

7. Income and Mining Taxes

As at June 30, 2004 and December 31, 2003, the significant components of the Company's future tax assets (liabilities) were as follows:

($000's)	June 30, 2004	December 31, 2003
Future tax assets		
Loss carry forwards	14,174	19,043
Mineral properties and fixed assets	57,678	56,062
Reclamation and closure cost accruals	11,445	5,354
Future tax assets before valuation allowance	83,297	80,459
Valuation allowance	82,609	79,269
Future tax assets	688	1,190
Future tax liabilities		
Mineral properties - mining tax	(1,732)	(962)
Net future tax (liabilities) assets	(1,044)	228

8. Financial Instruments

The Company's policy for financial instruments is disclosed in note 8 of the Company's consolidated financial statements for the year ended December 31, 2003.

Commodity Price Risk

The profitability of the Company is directly related to the market price of metals produced. The Company attempts to reduces price risk by hedging against the price of metals for a portion of its production.

The Company periodically enters into forward sales to effectively provide a minimum price for a portion of inventories and future production. These contracts are marked-to-market, and gains and losses are recognized in the relevant period. The Company also periodically enters into written call options. No call options have been entered into in either 2004 or 2003 other than those described below.

The Company had the following contracts which were outstanding as at June 30, 2004 and December 31, 2003:

June 30, 2004	Quantity	Average Price (US)	Maturity
Silver forward sale	397,000 ounces	$7.75 per ounce	July-December 2004
December 31, 2003			
Zinc forward sale	4,600 tonnes	$969 per tonne	January 2004
Silver call options	250,000 ounces	$5.42 per ounce	January-February 2004
Gold call options	2,500 ounces	$395 per ounce	January-February 2004

9. Segment Information

For the Six Months Ended June 30, 2004
($000's)
(Unaudited)

Geographic location	Latin America			Canada					Tunisia	Corporate and Other	Consolidated
Operating Segment	**El Mochito Mine**	**El Toqui Mine**	**Total**	**Nanisivik Mine**	**Caribou Mine**	**Bouchard-Hébert Mine**	**Langlois Mine**	**Total**	**Bougrine Mine**		
Net revenue	19,338	7,195	26,533	–	–	33,922	–	33,922	12,627	889	73,971
Depreciation and depletion	(1,686)	(1,529)	(3,215)	–	–	(3,349)	–	(3,349)	(4,413)	(379)	(11,356)
Reclamation and closure costs	(312)	(151)	(463)	(357)	(183)	(814)	(43)	(1,397)	(200)	–	(2,060)
Contribution (loss) from mining activities	5,345	296	5,641	(357)	(183)	12,612	(43)	12,029	(2,970)	510	15,210
General and administrative	–	–	–	–	–	–	–	–	–	(5,436)	(5,436)
Interest and financing	–	–	–	–	–	–	–	–	–	(186)	(186)
Investment and other income (expense)	–	–	–	–	–	–	–	–	–	(122)	(122)
Foreign exchange loss on US dollar denominated debt	–	–	–	–	–	–	–	–	–	(431)	(431)
Other non-producing property (costs) income	–	–	–	(1,685)	(717)	–	(62)	(2,464)	–	2	(2,462)
Income and mining (taxes) recovery	(72)	–	(72)	–	–	(770)	6	(764)	–	838	2
Net earnings (loss)	5,273	296	5,569	(2,042)	(900)	11,842	(99)	8,801	(2,970)	(4,825)	6,575
Capital expenditures	3,094	5,544	8,638	–	–	762	1,199	1,961	403	498	11,500
Identifiable assets	39,886	43,042	82,928	6,703	2,111	19,703	43,604	72,121	19,750	41,055	215,854

Information about major customers

Of the Company's total consolidated net revenue in the six months ended June 30, 2004, revenue from one customer of $33,198,000 that originated from the Bouchard-Hébert Mine and revenue from another customer of $7,547,000 consisted of $3,710,000 that originated from the El Mochito Mine, $2,363,000 that originated from the El Toqui Mine and $1,474,000 that originated from the Bougrine Mine.

For the Six Months Ended June 30, 2003
($000's)
(Unaudited) (Restated - note 1)

Geographic location	Latin America			Canada					Tunisia	Corporate and Other	Consolidated
Operating Segment	**El Mochito Mine**	**El Toqui Mine**	**Total**	**Nanisivik Mine**	**Caribou Mine**	**Bouchard-Hébert Mine**	**Langlois Mine**	**Total**	**Bougrine Mine**		
Net revenue	18,703	7,044	25,747	5,088	–	26,078	–	31,166	10,561	–	67,474
Depreciation and depletion	(2,042)	(1,334)	(3,376)	–	–	(5,408)	–	(5,408)	(3,756)	(164)	(12,704)
Reclamation and closure costs	(359)	(152)	(511)	(1,653)	(169)	(606)	–	(2,428)	(137)	–	(3,076)
Loss from mining activities	(38)	(456)	(494)	(1,926)	(169)	(627)	–	(2,722)	(3,777)	(164)	(7,157)
General and administrative	–	–	–	–	–	–	–	–	–	(2,914)	(2,914)
Interest and financing	–	–	–	–	–	–	–	–	–	(1,584)	(1,584)
Investment and other income	–	–	–	–	–	–	–	–	–	607	607
Foreign exchange gain on US dollar denominated debt	–	–	–	–	–	–	–	–	–	9,771	9,771
Other non-producing property (costs) income	–	–	–	(236)	(832)	–	(49)	(1,117)	–	10,313	9,196
Income and mining (taxes) recovery	(84)	–	(84)	–	–	(9)	3	(6)	151	(211)	(150)
Net earnings (loss)	(122)	(456)	(578)	(2,162)	(1,001)	(636)	(46)	(3,845)	(3,626)	15,818	7,769
Capital expenditures	606	2,871	3,477	(36)	–	–	955	919	503	385	5,284
Identifiable assets	32,024	31,917	63,941	8,415	3,285	25,137	40,977	77,814	30,017	24,189	195,961

Information about major customers

Of the Company's total consolidated net revenue in the six months ended June 30, 2003, revenue from one customer of $25,584,000 that originated from the Bouchard-Hébert Mine and revenue from another customer of $7,427,000 consisted of $2,564,000 that originated from the Bougrine Mine and $4,863,000 that originated from the El Toqui Mine.

For the Three Months Ended June 30, 2004
($000's)
(Unaudited)

Geographic location	Latin America			Canada					Tunisia	Corporate and Other	Consolidated
Operating Segment	**El Mochito Mine**	**El Toqui Mine**	**Total**	**Nanisivik Mine**	**Caribou Mine**	**Bouchard-Hébert Mine**	**Langlois Mine**	**Total**	**Bougrine Mine**		
Net revenue	9,387	3,869	13,256	–	–	14,225	–	14,225	5,580	1,575	34,636
Depreciation and depletion	(827)	(786)	(1,613)	–	–	(1,734)	–	(1,734)	(2,645)	(285)	(6,277)
Reclamation and closure costs	(153)	(77)	(230)	(179)	(91)	(377)	(43)	(690)	(64)	–	(984)
Contribution (loss) from mining activities	3,312	388	3,700	(179)	(91)	6,033	(43)	5,720	(1,888)	1,290	8,822
General and administrative	–	–	–	–	–	–	–	–	–	(3,487)	(3,487)
Interest and financing	–	–	–	–	–	–	–	–	–	(44)	(44)
Investment and other income (expense)	–	–	–	–	–	–	–	–	–	(129)	(129)
Other non-producing property (costs) income	–	–	–	(750)	(380)	–	(41)	(1,171)	–	4	(1,167)
Income and mining (taxes) recovery	(23)	–	(23)	–	–	(494)	5	(489)	–	903	391
Net earnings (loss)	3,289	388	3,677	(929)	(471)	5,539	(79)	4,060	(1,888)	(1,463)	4,386
Capital expenditures	2,216	2,751	4,967	–	–	348	813	1,161	323	92	6,543
Identifiable assets	39,886	43,042	82,928	6,703	2,111	19,703	43,604	72,121	19,750	41,055	215,854

Information about major customers

Of the Company's total consolidated net revenue in the three months ended June 30, 2004, revenue from one customer of $13,484,000 that originated from the Bouchard-Hébert Mine, revenue from another customer of $4,193,000 that originated from the Bougrine Mine, revenue from a third customer of $3,851,000 that originated from the Bougrine Mine and revenue from a fourth customer of $3,531,000 that originated from the El Mochito Mine.

For the Three Months Ended June 30, 2003
($000's)
(Unaudited) (Restated - note 1)

Geographic location	Latin America			Canada					Tunisia	Corporate and Other	Consolidated
Operating Segment	**El Mochito Mine**	**El Toqui Mine**	**Total**	**Nanisivik Mine**	**Caribou Mine**	**Bouchard-Hébert Mine**	**Langlois Mine**	**Total**	**Bougrine Mine**		
Net revenue	10,497	2,778	13,275	2,801	–	13,128	–	15,929	7,792	–	36,996
Depreciation and depletion	(897)	(737)	(1,634)	–	–	(2,748)	–	(2,748)	(1,724)	(94)	(6,200)
Reclamation and closure costs	(170)	(73)	(243)	(818)	(85)	(306)	–	(1,209)	(59)	–	(1,511)
Contribution (loss) from mining activities	344	(318)	26	(706)	(85)	(592)	–	(1,383)	(1,901)	(94)	(3,352)
General and administrative	–	–	–	–	–	–	–	–	–	(1,539)	(1,539)
Interest and financing	–	–	–	–	–	–	–	–	–	(881)	(881)
Investment and other income	–	–	–	–	–	–	–	–	–	578	578
Foreign exchange gain on US dollar denominated debt	–	–	–	–	–	–	–	–	–	4,742	4,742
Other non-producing property (costs) income	–	–	–	(95)	(387)	–	(28)	(510)	–	10,289	9,779
Income and mining taxes	(50)	–	(50)	–	–	57	2	59	(6)	(111)	(108)
Net earnings (loss)	294	(318)	(24)	(801)	(472)	(535)	(26)	(1,834)	(1,907)	12,984	9,219
Capital expenditures	454	1,315	1,769	(17)	–	–	465	448	141	(338)	2,020
Identifiable assets	32,024	31,917	63,941	8,415	3,285	25,137	40,977	77,814	30,017	24,189	195,961

Information about major customers

Of the Company's total consolidated net revenue in the three months ended June 30, 2003, revenue from one customer of $13,130,000 that originated from the Bouchard-Hébert Mine, revenue from another customer of $5,727,000 consisted of $3,105,000 that originated from the Bougrine Mine and $2,622,000 that originated from the El Mochito Mine and revenue from a third customer of $3,922,000 consisted of $2,806,000 that originated from the El Toqui Mine and $1,116,000 that originated from the Bougrine Mine.

10. Analysis of Changes in Non-Cash Working Capital Items

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
		(Restated - note 1)		(Restated - note 1)
Accounts receivable - concentrate	**3,001**	(199)	**2,641**	10,568
Other receivables	**(1,792)**	315	**(1,827)**	1,545
Concentrate and materials and supplies inventory	**(6,669)**	6,731	**(3,935)**	6,118
Prepaid expenses and other current assets	**459**	189	**(1,972)**	(1,022)
Accounts payable and accrued liabilities	**677**	(1,203)	**2,029**	(3,215)
Provisional payments for concentrate inventory shipped and not priced	**5,568**	(1,784)	**6,779**	(6,042)
Income and mining taxes payable	**(98)**	158	**(112)**	26
	1,146	4,207	**3,603**	7,978

11. Subsequent Event

On July 23, 2004, the Company acquired 100% of the shares of Boliden Westmin (Canada) Limited ("BWCL") from Boliden AB ("Boliden"). BWCL is the owner of the Myra Falls Mine, a zinc, copper and gold mine in British Columbia.

The Company issued to Boliden 18,000,000 Common Shares, with a value of approximately $7,500,000, and 5,000,000 warrants exercisable at $1.00 per Common Share with an expiry date of January 27, 2009.

As part of the acquisition the Company assumed environmental liabilities of approximately $21,500,000. However, Boliden is required to maintain the posted environmental Letters of Credit for a period of one year, after which time the Company is required to retire Boliden's obligation in this regard.

Management and Corporate Information

Directors
Garth A. C. MacRae
Chairman
Colin K. Benner
Gordon F. Bub
Donald K. Charter
Jonathan C. Goodman
Jan Johansson
Allen J. Palmiere
A. Murray Sinclair, Jr.

Officers
Colin K. Benner
President and CEO
John D. Bracale
VP, Latin America and Corporate Logistics
Richard R. Godfrey
VP, Finance and CFO (Acting)
J. Steven Hayes
VP, Marketing
William M. Heath
VP, Administration
Torben Jensen
VP, Engineering
John B. McCombe
VP, Latin American Operations
Norman L. Calder
Treasurer
Leroy A. Fong
Controller
E. Ann Wilkinson
Corporate Secretary

Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Ave., 9th Flr
Toronto, ON M5J 2Y1
Tel: (514) 982-7555
(800) 564-6253
Fax: (416) 263-9524
(866) 249-7775
E-Mail:
service@computershare.com
www.computershare.com

Co-Transfer Agents
Computershare Trust Company of Canada
510 Burrard Street
2nd Floor
Vancouver, BC V6C 3B9

Computershare Trust Company Inc.
350 Indiana Street,
Suite 800
Golden, Colorado
U.S.A. 80401
Tel: (303) 262-0600
Fax: (303) 262-0603

Corporate and Registered Office
95 Wellington Street West
Suite 950
Toronto, Ontario M5J 2N7
Tel: (416) 363-4798
Fax: (416) 363-1315

E-Mail
investorinfo@breakwater.ca

Website
www.breakwater.ca

Shares Traded
Toronto Stock Exchange
Symbol - BWR

Auditors
Deloitte & Touche LLP
Suite 1700
5140 Yonge Street
Toronto, ON
M2N 6L7
Tel: (416) 601-6150